

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 13, 2009

<u>via U.S. mail and facsimile</u>

Neil M. Koehler, Chief Executive Officer
Pacific Ethanol, Inc.
400 Capitol Mall, Suite 2060
Sacramento, California 95814

        RE: Pacific Ethanol, Inc.
                Form 10-K for the Fiscal Year Ended December 31, 2008
                Filed March 31, 2009
                Form 10-K/A for the Fiscal Year Ended December 31, 2008
                Filed April 22, 2009
                File No. 000-21467

Dear Mr. Koehler:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Terence O'Brien
                Accounting Branch Chief